EXHIBIT 21.1

ADDVANTAGE TECHNOLOGIES GROUP, INC.

Subsidiaries

Tulsat, an Oklahoma corporation

Tulsat-Nebraska, Inc., a Nebraska corporation.

NCS Industries, Inc., a Pennsylvania corporation

ADDvantage Technologies Group of Missouri, Inc., “dba ComTech Services”, a Missouri corporation

ADDvantage Technologies Group of Texas, Inc., a Texas corporation

Tulsat-Atlanta, LLC, a subsidiary of Tulsat, an Oklahoma corporation

Jones Broadband International, Inc, a California corporation